

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
Howard Mah
United States Natural Gas Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

      Re: **United States Natural Gas Fund, LP**
              Form 10-K for the fiscal year ended 12/31/2011
              Filed February 29, 2012
              File No. 001-33096

Dear Mr. Mah:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief

cc: Heather Harker, Esq.
        United States Commodity Funds LLC